UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.  Name of the Registrant
Oracle Corp

2. Name of person relying on exemption
CalSTRS Investments

PGGM Investments

RPMI Railpen Investments

3. Address of person relying on exemption
100 Waterfront Place, 14th Floor
West Sacramento, CA 95605-2807

Noordweg Noord 150
P.O. Box 117, 3700AC Zeist
The Netherlands

23 Camomile Street
London EC3A 7LL
England, UK

4. Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

October 28, 2013

Dear Oracle Shareholders,

ORACLE ANNUAL SHAREHOLDERS’ MEETING: OCTOBER 31, 2013

We write to you because you are a long-term shareholder of Oracle Corporation (“Oracle” or the “Company”). CalSTRS, PGGM and RPMI Railpen are also long-term shareholders and we have severe concerns about executive compensation and proper board accountability at Oracle.

At the 2012 annual shareholders’ meeting, the advisory vote on pay not only failed to receive a majority vote in support, but, by our calculations, 86% of independent shareholders voted against the resolution. This is not a situation that any Board should ignore, even taking into account the advisory nature of the pay resolution, as it is clearly a request for change by shareholders.  Subsequent to the vote from last year, we would have expected the Board to have addressed issues such as excessive compensation and the lack of performance hurdles in the vesting of long term incentives.

As there have been no substantial changes to compensation structure, it is our opinion that the Board of our company is failing in its duties to shareholders by continuing to endorse a pay structure that a majority of shareholders do not support.  It is not in the interests of shareholders to elect a Board that interprets the defeat of the advisory vote on pay as a mandate to do nothing and we must question whether re-electing a Board that does not respond to shareholders is a Board that we wish to have continue in our service.

Therefore, we consider it is in the best interests of our beneficiaries to withhold support from all nominees to the Board at the 2013 annual shareholder’ meeting. Consistent with this view, we further consider that it is in the best interests of our beneficiaries to support the shareholder proposal seeking the appointment of an independent Chairman to the Board and to vote against the advisory vote on pay.

We stress that our concerns are not limited to executive compensation structures but extend to wider issues of proper board accountability and in whose interests the Board of Oracle is acting.   Therefore we urge you as shareholders of Oracle Corporation, or as fiduciaries of shareholders, to consider whether each of the proposals on the ballot for Oracle’s 2013 annual shareholders’ meeting serves your interests, or the interests of the beneficiaries you represent. If not, we urge you to vote accordingly.

This is NOT a solicitation of authority to vote your proxy. Please DO NOT SEND us your proxy card but return it to the proxy-voting agent in the envelope that was or will be provided to you by the respective company. CalSTRS, PGGM, and RPMI Railpen are not able to vote your proxies, and this communication does not contemplate such an event. This communication is meant to inform you about CalSTRS’, PGGM’s and RPMI Railpen’s opinion and to give you valuable decision-making information when you review your shareholder proxy for the 2013 annual shareholders’ meeting of Oracle Corporation.

Yours sincerely,

Anne Sheehan	Catherine Jackson, CPA, CA
Director of Corporate Governance	Corporate Governance Advisor, NA
CalSTRS Investments	PGGM Investments
100 Waterfront Place, 14th Floor	Noordweg Nord 150
West Sacramento, CA 95605-2807 USA	P.O. Box 117, 3700 AC Zeist The Netherlands

Deborah Gilshan
Corporate Governance Counsel
RPMI Railpen Investments
23 Camomile Street
London EC3A 7LL
England, UK

The California State Teachers’ Retirement System, with a portfolio valued at $161.4 billion as of January 31, 2013, is the largest educator-only pension fund in the world. CalSTRS administers a hybrid retirement system, consisting of traditional defined benefit, cash balance and voluntary defined contribution plans, as well as disability and survivor benefits. CalSTRS serves California's 856,000 public school educators and their families from the state’s 1,600 school districts, county offices of education and community college districts.

PGGM is a leading Dutch pension fund service provider. PGGM offers its institutional clients pension fund management, comprehensive asset management, policy advice and management support. Currently - on behalf of six pension funds - PGGM manages slightly in excess of EUR 140 billion for 2.5 million people. As a co-operation with more than 570,000 members, PGGM is helping to achieve a valuable future. Either alone or with strategic partners, PGGM is developing innovative future provisions by linking together pensions, care, housing and work.

RPMI Railpen Investments carries out investment management for the Railways Pension Trustee Company Limited (RPTCL), the corporate trustee of the Railways Pension Scheme and other UK Railway industry pensions schemes. RPTCL has total assets of circa US$29 billion and around 350,000 beneficiaries.